SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on September 25, 2014, drawn up in summary form.

1.

Date, time and venue: On September 25, 2014, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.

Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, José Heitor Attilio Gracioso, Vicente Falconi Campos, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.	Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.
4.

Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Nomination of alternate member of the Board of Directors. Due to the resignation of Mr. Luiz Fernando Ziegler de Saint Edmond, effective as of January 1, 2015, to his position as alternate member of the Board of Directors of the Company, to nominate, effective as of the same date, Mr. João Mauricio Giffoni de Castro Neves, Brazilian, Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 07.071.326-81 IFP-RJ and enrolled with the CPF under No. 918.361.077-49, to the same position.  The term of office of the elected alternate member of the Board of Directors shall extend up to the Company’s Annual General Shareholders’ Meeting of 2017, pursuant to article 20 of the Company’s By-laws.

4.2.         Nomination of Chief Executive Officer. To nominate Mr. Bernardo Pinto Paiva, Brazilian, Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 07.841.746-6 IFP-RJ and enrolled with the CPF under No. 927.838.997-87, to hold the position of Chief Executive Officer, with a term of office of 3 (three) years, effective as of January 1, 2015, when he will replace Mr. João Mauricio Giffoni de Castro Neves.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

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São Paulo, September 25, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Luis Felipe Pedreira Dutra Leite	/s/ José Heitor Attilio Gracioso

/s/ Vicente Falconi Campos	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer